UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 19, 2023

Commission File Number 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Suite 1401 Level 14, 219-227 Elizabeth Street

Sydney NSW 2000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Board of Directors and Officers – Changes to Membership

Resignation of a Director and CFO

Ms. Jing ZHUO

The board of directors (the “Board”) of Integrated Media Technology Limited (the “Company”) received the letter of resignation from Ms. Jing Zhuo (“Ms. Zhuo”), as a director and Chief Financial Officer of the Company, with effect on June 19, 2023. Ms. Zhuo’s resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Ms. Zhuo to the Company.

Appointment of Director

Dr. Zhi-Cheng Xiao

Effective as of June 19, 2023, the Board appointed Dr. Zhi-Cheng Xiao (“Dr. Xiao”), aged 66, as the independent member as well as a member of the Audit Committee and the Nomination and Remuneration Committee. Dr. Xiao meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Dr. Xiao has since 2011 to now a Professor in the Department of Anatomy and Developmental Biology at Monash University in Melbourne Australia. He has also worked with one the of the world’s top pharmaceutical companies as a director of research in neuroscience and neurodegenerative diseases. Dr. Xiao has published more than 130 papers in reputed journals and served as editorial board members of more than 10 journals. He has established IRP Health and UPcare Group in Melbourne.

Dr. Xiao focus of research is the molecular events that mediate communication among neural cells, in the nervous system during development, myelination, learning and memory, degeneration, and regeneration. These studies have yielded insights into the therapeutic potential of cell signaling molecules to ameliorate or even ablate the detrimental consequences of nervous system injury and neurodegenerative diseases, including stroke, traumatic brain injury, spinal cord injury, Alzheimer Disease (AD), and Multiple Sclerosis (MS).

Dr. Xiao received his Doctor of Natural Science Degree from the Swiss Federal Institute of Technology, Zurich. He received his undergraduate degree in Medicine from Harbin Medical University, China. Dr. Xiao is also a member of the American Society of Biological Chemistry, American Society of Neuroscience, International Society of Stem Cells, International Society of Alzheimer’s disease, and Australasian Neuroscience Society.

Dr. Xiao does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

Appointment of Interim CFO

Mohd Hazrol Bin MOHD ROSMEY

On June 19, 2023, the Board appointed Mr. Mohd Hazrol Bin Mohd Rosmey (“Mr. Mohd Rosmey”) as interim Chief Financial Officer of the Company. Mr. Mohd Rosmey is currently the Financial Controller of the Company’s operation in Malaysia and will be redesignated and assume the role as the interim Chief Financial Officer of the Company. Mr. Mohd Rosmey has over 15 years of experience as Branch Manager in a local bank in Malaysia. Currently he is the Financial Controller of the Company’s subsidiary operation in Malaysia. From 2012 to 2019, he was the Branch Manager to AmBank (M) Berhad, responsible to manage branch operation and sales, staff under supervision and ensure branch operation comply with the Standard operation Procedure (S.O.P) requirement. Prior to joining AmBank (M) Berhad, Mr. Mohd Rosmey has worked in Personal Financial Consultant and Personal Banker in Hong Leong Bank Bhd.

Mr. Mohd Rosmey received a Bachelor of Business Administration from University of Malaya.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 20, 2023

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Chief Executive Officer

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